Exhibit 8

AVRICORE HEALTH REPORTS SECOND-QUARTER 2022 RESULTS

VANCOUVER, BRITISH COLUMBIA – Aug 29, 2022) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) is pleased to provide this corporate update on the Company’s Q2 results.

“We have now begun a new era for Healthtab™ and the Company as we expand Shoppers Drug Mart significantly over the coming weeks,” said Hector Bremner, CEO of Avricore Health Inc. “We are now realizing our revenue targets and are on track to realize long-term profitability as we continue to successfully execute our plan.”

HEALTHTAB™ – KEY DEVELOPMENTS

Key developments have included:

●	The Company is significantly expanding the number of Shoppers Drug Mart® pharmacies offering its Healthtab™ point-of-care testing platform under a renewed Master Service Agreement (MSA) to up to 450 locations nation-wide.

●	In addition to Shoppers Drug Mart® pharmacies, this new MSA and corresponding Statement of Work (SOW) provides for affiliated locations under the Loblaw family of brands, to utilize Healthtab™ upon request.

●	As of the date of this report 103 participating Shoppers Drug Mart® pharmacies, 84 in Ontario and 14 in British Columbia, 4 in Nova Scotia and 1 in New Brunswick have now received their HealthTab™ systems and are offering screening tests to patients.

●	Additionally, the Company was honoured to have Healthtab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and popular approach.

●	Shoppers Drug Mart® pilot data was recently released in August via the Ontario Pharmacists Association showing over 15,000 Healthtab™ tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that Healthtab™ enabled an increase in the value of services they were able to provide to their patients.

●	Developed a quality assurance program with a third-part reference laboratory to offer HealthTab™ pharmacies industry leading validation for point-of-care instruments and test consumables.

●	Developing new pilot programs with national pharmacy chains,

●	Continuing to negotiate new POC service integrations to expand the HealthTab™ testing menu.

●	Refining HealthTab™’s de-centralized clinical trials capabilities to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations and Clinical Research Organizations (CRO).

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2021. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Jun 2022	Mar 2022	Dec 2021	Sep 2021	Jun 2021	Mar 2021	Dec 2020	Sep 2020
	$	$	$	$	$	$	$	$
Revenue	176,175	42,736	35,190	75,104	4,939	7,575	8,082	8,082
Gross profit (loss)	56,874	15,113	9,317	20,555	(998)	1,647	2,220	4,757
Share-based compensation	9,069	21,099	9,169	74,722	24,965	386,935	120,191	10,028
Comprehensive Loss	207,363	185,678	208,895	439,311	344,620	715,306	538,499	206,789
Net loss/Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)
Total Assets	1,985,085	2,122,816	2,281,393	2,517,569	2,541,099	2,740,053	440,090	355,808

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2022

The Company incurred comprehensive loss of $207,363 for the three months ended June 30, 2022 (2021 - $344,620) a decrease of 40%.

Significant changes are as follows:

●	Revenue increased to $176,175 (2021 - $4,939) due to an increase in HealthTab™ systems deployed and tests sold. Gross profit amounted to $56,874 (2021 – negative gross profit of $998).

●	Expenses decreased to $266,739 (2021 – $343,716) a decrease of 22%, primarily due to a decrease in consulting and shareholder communications costs.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy